December 2, 2010

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:  Jeffrey P. Riedler, Assistant Director

Re:                            SuperGen, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2009

Proxy Statement on Schedule 14A filed April 30, 2010

Form 10-Q for the Quarterly Period Ended March 31, 2010

Form 10-Q for the Quarterly Period Ended June 30, 2010

File Number:  000-27628

Dear Mr. Riedler:

We are responding to the comments contained in your letter dated November 19, 2010 (the “Comment Letter”) related to the above referenced filings.  For your convenience, we have repeated the comments contained in the Comment Letter below in italic type before our response.

Form 10-K for the fiscal year ended December 31, 2009

Schedule 14A

Executive Compensation

Compensation Discussion and Analysis

2009 and 2010 Performance Priorities

2009 Performance Priorities, page 34

•                 We note your response to Comment 1 and reissue the comment in part. You state in your response letter that while there is no specific weighting accorded to each of the enumerated performance priorities for 2009 or the officer’s individual performance, the Compensation Committee considers them of roughly equal weight, with the most weight given to the judgment regarding the Company’s progress and overall performance. While the Compensation Committee may believe that your overall corporate performance is a more significant factor in your compensation decisions that any individual predetermined goals that you might adopt, it nevertheless appears that the Committee’s subjective evaluation of performance of individuals constituted a very material component of the bonuses awarded.  Accordingly, please provide draft disclosure for an amendment to your Form 10-K for the fiscal year ended December 31, 2009 to identify the basis for your conclusions regarding the individual performance of Messrs. Manuso, Azab, and Molkentin.  Your proposed disclosure that the Compensation Committee determined that the 2009 performance of Messrs. Azab and Molkentin was “superb” must be expanded accordingly.  Regarding Mr. Manuso, state the Committee’s subjective evaluation regarding his individual performance and the basis therefor.

Response:

In response to the Staff’s comments, we propose amending our Form 10-K for the fiscal year ended December 31, 2009 to include additional disclosure in Item 11 of Part III as follows:

Executive incentive compensation decisions are primarily based upon the achievement or progress towards Company-wide performance objectives, the execution of operational and business specific strategic objectives, and the officer’s individual performance.  Our performance objectives are both qualitative and quantitative.  These performance objectives may be modified by the Compensation Committee based on changes in market conditions or the business environment in which we operate.  The Compensation Committee may include or exclude certain items related to the ongoing operations when calculating financial measures including gains or losses not anticipated or properly reflecting the cash flow or economic contribution of a transaction during the annual performance period under review.  The Compensation Committee believes that our overall performance as a discovery-based drug development company is a more significant factor in our compensation decisions than our performance against any specific individual predetermined goal.

The Compensation Committee determines the amount payable, if any, to its named executive officers as an annual performance bonus relating to the 2009 and 2010 years based upon its determination as to the Company’s achievement of the 2009 and 2010 performance priorities.  However, this determination is not mechanical.  As noted above, the Compensation Committee also factors in, as the most significant factor in making its determination, the Company’s progress in its transition to a discovery-based drug development company.  Thus, while there is no specific weighting accorded to each of the enumerated performance priorities for 2009 and 2010 or the officer’s individual performance, the Compensation Committee considers them of roughly equal weight, with the most weight given to the judgment regarding the Company’s progress and overall performance as a discovery-based drug development company.  As described below, in 2009 the Company significantly exceeded the performance goals in each of the performance priority areas.  Moreover, the Compensation Committee determined that the Company’s overall performance as a discovery-based drug development company in 2009 was outstanding.

2009 Performance Priorities

At the beginning of 2009, the Compensation Committee established performance priorities in four key areas for the Company:

1.  Financial performance — Properly manage annual cash burn and year-end cash balance by targeting reasonable ranges for loss from operations, net loss, cash used in operations and cash on hand at the end of 2009.  The target range for loss from operations and cash used in operations is plus or minus 20% from the approved financial targets, while the target range for cash, cash equivalents and marketable securities is plus or minus 10% of a targeted combined balance of $75 million at the end of the performance period.

The Company achieved the primary financial performance priorities for 2009. We recorded income from operations of $3.2 million, which was 125% better than the anticipated annual loss from operations of $12.5 million, which was the target.  Our recorded net income of $4.7 million was 143% better than the targeted annual loss of $10.9 million. The cash provided by our operating activities of $8.7 million was 222% better than the targeted  annual amount of cash used in operating activities of $7.1 million, and unrestricted cash, cash equivalents and marketable securities of $100.8 million exceeded the year-end target of $75 million by 34%.

2.  Business development — Initiate and execute at least one business development transaction with terms, conditions and economic value consistent with other market transactions being executed for similar type products within the pharmaceutical industry sector in which we compete.

The Company achieved this business development priority for 2009 by executing a collaboration agreement with GlaxoSmithKline (“GSK”) to discover and develop specific epigenetic therapeutics.  Total potential development and commercial milestones payable to the Company could exceed $375 million.

3.  Product development — Advance to lead product candidacy, IND enabling research and/or IND filing one or more new product development candidates while advancing clinical-stage compounds.

The Company achieved the product development priority for 2009 with the advancement of several candidates in the clinical and pre-clinical stage and with multiple unannounced potential candidates in the discovery stage process.

4.  Organizational development — Invest in essential infrastructure by recruiting additional talent for key operating positions with a focus on retaining, training and developing current organizational resources required to advance our drug research and business development initiatives.  The Company is targeting headcount growth primarily in the research and development area with a focus on discovery, pre-clinical, manufacturing, and clinical operations.

The Company made progress with the organizational development priority with the addition of several key new hires in research and development and clinical operations areas.  In addition, the Company assessed its future strategic organizational needs and initiated an organizational adjustment which was executed in early 2009 and reduced overall personnel by approximately 8% at that time.

The Compensation Committee believed the successful execution overall of our 2009 Performance Priorities, including the consideration of other actions not included in the specific priorities, would improve our overall performance and enhance stockholder value over the long term.  The Compensation Committee continues to believe that the strategic shift from a specialty pharmaceutical company dependent on acquiring drugs from third parties into a discovery-based drug development company will not necessarily result in a short-term increase in stockholder value.  In fact, the development of a novel and growing drug development pipeline, including the targeting, development and execution of new business development transactions and relationships, will require significant ongoing effort and achievement by our executive officers and other personnel during 2010 and beyond.

2010 Performance Priorities

At the beginning of 2010, the Compensation Committee established initial performance priorities in four key areas for the Company:

1.  Financial performance — Properly manage annual cash burn and year-end cash balance by targeting reasonable ranges for loss from operations, net loss, cash used in operations and cash on hand at the end of 2010.  The target range for income (loss) from operations and cash provided by (used in) operations is plus or minus 15% from the approved financial targets, while the target range for cash, cash equivalents and marketable securities is plus or minus 10% of a targeted combined balance of $85 million at the end of the performance period.

2.  Business development - Initiate and execute at least one business development transaction with terms, conditions and economic value consistent with other market transactions being executed for similar type products within the pharmaceutical industry sector in which we compete.

3.  Product development — Advance to lead product candidacy, IND enabling research and/or IND filing one or more new product development candidates while advancing clinical-stage compounds.

4.  Organizational development — Invest in essential infrastructure by recruiting additional talent for key operating positions with a focus on retaining, training and developing current organizational resources required to advance our drug research and business development initiatives.  The Company is targeting headcount growth primarily in the research and development area with a focus on discovery, pre-clinical, manufacturing, regulatory and clinical operations.

The Compensation Committee believes the 2010 Performance Priorities identified above are reasonably attainable, but will require significant and sustained effort on the part of all our Named Executive Officers and employees.  The Compensation Committee believes that successful execution of our performance priorities will improve our overall performance and ultimately enhance stockholder value over the long term.

Chief Executive Officer Annual Bonuses

For 2009, our chief executive officer Dr. Manuso’s target annual bonus was $350,000 under a new executive employment agreement effective April 1, 2009.  There was no threshold bonus or maximum bonus.  The Compensation Committee assessed the 2009 performance of Dr. Manuso by conferring with the independent members of the Board of Directors.  In addition to assessing Dr. Manuso’s contribution to the achievement of the 2009 performance priorities, the independent members of the Board of Directors and the Compensation Committee also considered other qualitative elements furthering the long-term success of the Company.  Other elements discussed and considered include organizational leadership qualities, development and execution of business, product and operational development strategies and opportunities, development and execution of investor relations and other programs enhancing organizational visibility in the financial community, expanding the shareholder base, regulatory compliance, and overall financial stewardship of financial resources.  After receiving this input, the Compensation Committee determined that the 2009 performance of Dr. Manuso was excellent.  Due to the Company’s strong performance, with respect to both overall performance as a discovery-based drug development company and performance against the enumerated performance priorities, and based upon the Compensation Committee’s subjective appraisal of Dr. Manuso’s 2009 performance, Dr. Manuso was awarded his full target bonus of $350,000.  Moreover, the Compensation Committee exercised its discretion to award Dr. Manuso an additional bonus payment of $150,000, based upon the Company’s and his superior 2009 performance.

In addition to the bonuses earned above, Dr. Manuso also earned a $150,000 guaranteed bonus on January 7, 2009 under terms of a prior executive compensation agreement that was superseded on April 1, 2009 with a new executive employment agreement.

For 2010, Dr. Manuso has a target annual bonus of $650,000.  There is no specified threshold bonus or maximum bonus for Dr. Manuso for 2010.

Named Executive Officer Annual Bonuses

Our other named executive officers who received annual bonuses on account of the full 2009 fiscal year, Messrs. Azab and Molkentin had a 2009 target payout equal to 30% of their annual base salary and a maximum payout of 50% of their 2009 annual base salary.  The Compensation Committee assessed the 2009 performance of Messrs. Azab and Molkentin by conferring with Dr. Manuso.  The Compensation Committee and Dr. Manuso realize that the current size of the organization demands greater cross functional expertise and/or understanding with the multiple aspects of a drug discovery operation, and that many similar qualities and characteristics are required of its executives, and thus considered when assessing an officer’s contribution with the execution and achievement of any relevant annual performance or other priorities.  Therefore, additional categories or areas were considered by the Compensation Committee when assessing the executive’s individual performance and organizational contributions.

Chief Medical Officer:  In addition to assessing Dr. Azab’s contribution to the achievement of the 2009 performance priorities, the Compensation Committee also considered other qualitative elements furthering the future success of the Company.  Other elements discussed and considered included Dr. Azab’s organizational leadership qualities, contribution to the development and execution of product development and clinical trial programs and strategies, development and execution of external relations and programs enhancing the organization’s visibility and interactions within the scientific community, and compliance and constructive interaction with the appropriate regulatory bodies.

Chief Financial Officer:  In addition to assessing Mr. Molkentin’s contribution to the achievement of the 2009 performance priorities, the Compensation Committee also considered other qualitative elements furthering the long-term success of the organization.  Other elements discussed and considered included organizational leadership qualities, development and execution of business and operational development strategies and opportunities, assistance in the development and execution of investor relations and other programs enhancing the organization’s visibility in the financial community and among its shareholder base, development and demonstration of overall financial stewardship and management of financial assets, and timely and accurate filing with all regulatory requirements and compliance associated with the management of multiple general and administrative functions.

After considering the organizational achievements of the various annual performance priorities, the above categories, and Dr. Manuso’s input, the Compensation Committee determined that the 2009 performance of Messrs. Azab and Molkentin was superb.  There were no threshold-level bonuses for either Dr. Azab or Mr. Molkentin.  Based upon the Company’s 2009 achievement both in the enumerated performance priority areas and upon the Company’s overall 2009 performance as a discovery-based drug development company, and based upon the Committee’s subjective appraisal of their individual performances, the Compensation Committee approved an annual bonus payout equal to 45% of Dr. Azab’s annual base salary and equal to 43% of Mr. Molkentin’s annual base salary.  Dr. Azab’s 2009 annual bonus was pro-rated to reflect his partial year of service.

For 2010, Messrs. Azab and Molkentin have a target annual bonus equal to 30% of their annual base salary and a maximum payout equal to 50% of their annual base salary.  The Compensation Committee, however, retains the discretion to pay outside of this range based upon its qualitative determinations.”

Additionally, in response to your request, we acknowledge that:

•                  the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any further questions or comments, please direct these to me at 925-560-2824.  In addition, we would request that you provide a facsimile of any additional comments that you may have to my attention at 925-551-6482.  Thank you for your assistance.

Sincerely,

/s/ MICHAEL MOLKENTIN
Michael Molkentin
Chief Financial Officer
SuperGen, Inc.

cc:                                James S. J. Manuso, President and Chief Executive Officer, SuperGen, Inc.

Page Mailliard, Wilson Sonsini Goodrich & Rosati, P.C.